UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number: 001-38438

Spotify Technology S.A.

(Translation of registrant’s name into English)

42-44, avenue de la Gare

L-1610 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Results of Annual General Meeting of the Company

Spotify Technology S.A. (the “Company”) held its 2019 annual general meeting of shareholders and holders of beneficiary certificates on April 18, 2019. The Company’s shareholders and holders of beneficiary certificates considered the following proposals, each of which is described in greater detail in the Company’s proxy statement dated March 21, 2019.

1.	Approval of the Company’s 2018 Annual Accounts and 2018 Consolidated Financial Statements

Based on the votes set forth below, the proposal to approve the Company’s annual accounts for the financial year ended December 31, 2018 and the Company’s consolidated financial statements for the financial year ended December 31, 2018 was approved.

For	Against	Abstain
492,594,855	88,075	1,192,047

2.	Approval of Allocation of the Company’s Annual Results

Based on the votes set forth below, the proposal to approve allocation of the Company’s annual results for the financial year ended December 31, 2018 was approved.

For	Against	Abstain
493,433,779	8,891	432,307

3.	Approval of Granting Discharge of Liability to the Members of the Board of Directors

Based on the votes set forth below, the proposal to grant discharge of the liability of the members of the Company’s board of directors (the “Board of Directors”) for, and in connection with, the financial year ended December 31, 2018 was approved.

For	Against	Abstain
492,134,040	310,761	1,430,176

4.	Appointment of Directors

Based on the votes set forth below, the following directors were appointed as members of the Board of Directors for the period ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2019.

	For	Against	Abstain
Daniel Ek (A Director)	491,178,596	2,205,481	490,900
Martin Lorentzon (A Director)	491,368,851	1,937,221	568,905
Shishir Samir Mehrotra (A Director)	488,453,109	4,922,655	499,213
Christopher Marshall (B Director)	488,356,798	5,016,257	501,922
Heidi O’Neill (B Director)	488,216,929	5,158,070	499,978
Ted Sarandos (B Director)	488,172,157	5,202,634	500,186
Thomas Owen Staggs (B Director)	488,659,046	4,716,740	499,191
Cristina Mayville Stenbeck (B Director)	488,219,869	5,155,842	499,266
Padmasree Warrior (B Director)	488,695,227	4,681,382	498,368

5.	Appointment of Independent Auditor

Based on the votes set forth below, the proposal to appoint Ernst & Young Luxembourg as the Company’s independent auditor for the period ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2019 was approved.

For	Against	Abstain
492,925,941	526,542	422,494

6.	Approval of 2019 Directors’ Remuneration

Based on the votes set forth below, the proposal to approve the directors’ remuneration for the year 2019 was approved.

For	Against	Abstain
459,480,617	33,912,215	482,145

7.	Authorization and Empowerment to Execute and Deliver Documents Required by Luxembourg Laws

Based on the votes set forth below, the proposal to authorize and empower each of Mr. Guy Harles and Mr. Alexandre Gobert to execute and deliver, under their sole signature, on behalf of the Company and with full power of substitution, any documents necessary or useful in connection with the annual filing and registration required by the Luxembourg laws was approved.

For	Against	Abstain
493,422,984	21,926	430,067

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.

Date: April 18, 2019	By:	/s/ Barry McCarthy
	Name:	Barry McCarthy
	Title:	Chief Financial Officer